UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

            Nelnet, Inc.
(Name of Issuer)

         Class A Common Stock
(Title of Class of Securities)

            64031N 10 8
(CUSIP Number)

         12/31/2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ] Rule 13d-1(b)
        [ ] Rule 13d-1(c)
        [ X ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64031N 10 8

1) Names of Reporting Persons.

        Deborah Bartels

2) Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) [ ]
        (b) [ ]

3) SEC Use Only

4) Citizenship or Place of Organization

        United States

Number of 5) Sole Voting Power 1,297,040 (1)
Shares
Beneficially
Owned 6) Shared Voting Power 567,137 (1) (2)
by Each
Reporting
Person 7) Sole Dispositive Power 1,297,040 (1)
With:

        8) Shared Dispositive Power 567,137 (1) (2)

9) Aggregate Amount Beneficially
        Owned by Each Reporting Person 1,864,177 (1)

10) Check if the Aggregate Amount in Row (9)
        Excludes Certain Shares (See Instructions) [ ]

11) Percent of Class Represented by Amount in Row (9) 6.6% (3)

12) Type of Reporting Person (See Instructions) IN

(1) All amounts in Rows 5-9 are as of December 31, 2019.

(2) Includes (i) a total of 118,807 shares of Class A common stock held in managed agency accounts for the reporting person and her spouse by Union Bank and Trust Company ("Union Bank"), which is controlled by Farmers & Merchants Investment Inc., of which the reporting person's brother, Michael S. Dunlap, and sister, Angela L. Muhleisen, are directors, executive officers, and significant shareholders; (ii) 217,150 shares of Class

A common stock held by the reporting person's spouse; (iii) a total of 71,180 shares of Class A common stock held by Union Bank as trustee for certain irrevocable trusts for the benefit of the adult sons of the reporting person and her spouse (the “Post-GRAT Trusts”) established in connection with the expiration of the annuity term of grantor retained annuity trusts (“GRATs”) established by the reporting person and her spouse; and (iv) a total of 160,000 shares of Class A common stock held by Union Bank as trustee for certain irrevocable trusts established by the reporting person and her spouse, of which the adult sons of the reporting person and her spouse are the initial beneficiaries (the "Dynasty Trusts"). The reporting person disclaims beneficial ownership of the shares held in the Post-GRAT Trusts and the Dynasty Trusts except to the extent that the reporting person actually has or shares voting power or dispositive power with respect to such shares, and the reporting thereof shall not be construed as an admission that the reporting person is a beneficial owner of such shares.

(3) This percentage reflects issuer repurchases of shares of Class A common stock during 2019, and a resulting reduction in the number of outstanding shares of Class A common stock.

Item 1.

        (a) Name of Issuer:

Nelnet, Inc.

        (b) Address of Issuer’s Principal Executive Offices:

121 South 13th Street
Suite 100
Lincoln, Nebraska 68508

Item 2.

        (a) Name of Person Filing:

Deborah Bartels

(b) Address of Principal Business Office or, if none, Residence:

121 South 13th Street
Suite 100
Lincoln, Nebraska 68508

(c) Citizenship:

        United States

(d) Title of Class of Securities:

        Class A Common Stock

(e) CUSIP Number:

        64031N 10 8

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) [ ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) [ ] Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

Item 4. Ownership.

(a) Amount beneficially owned:
        1,864,177

(b) Percent of class:
        6.6%

(c) Number of shares as to which the person has:

        (i) Sole power to vote or to direct the vote:
        1,297,040 (1)

        (ii) Shared power to vote or to direct the vote:
        567,137 (2)

        (iii) Sole power to dispose or to direct the disposition of:
        1,297,040 (3)

        (iv) Shared power to dispose or to direct the disposition of:
        567,137 (4)

Item 5. Ownership of Five Percent or Less of a Class

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        As discussed in footnote (2) for Rows 6) and 8) above, which is incorporated by reference herein, certain securities reported in this Schedule are held by or on behalf of persons other than the reporting person, which other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

        Not applicable.

Item 8. Identification and Classification of Members of the Group

        Not applicable.

Item 9. Notice of Dissolution of Group

        Not applicable.

Item 10. Certifications

        Not applicable.

(1) See footnote for Row 5) above.

(2) See footnotes for Row 6) above.

(3) See footnote for Row 7) above.

(4) See footnotes for Row 8) above.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2020

        Deborah Bartels

        /s/ Audra Hoffschneider
        Name: Audra Hoffschneider
        Title: Attorney-in-Fact*

* Pursuant to the power of attorney filed on February 12, 2018 as an exhibit to amendment no. 4 to this statement and incorporated herein by reference.